SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Digital Generation, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25400B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 921,915 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 921,915 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 921,915 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 132,897 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 132,897 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 132,897 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,095 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,095 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 189,095 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,095 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,095 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 189,095 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,243,907 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,243,907 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,243,907 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,243,907 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,243,907 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,243,907 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 9 of 14 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 14, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on January 18, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on February 21, 2013 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 2, 2013 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of Digital Generation, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5 and 6 as set forth below. This Amendment No. 4 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated inn its entirety as follows:

The Reporting Persons used a total of approximately $10,946,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CSO and CREL for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,243,907 shares of Common Stock, constituting approximately 4.5% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 27,915,267 shares of Common Stock outstanding as of August 7, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the SEC on August 8, 2013.

(i) SPOT:
(a) As of the date hereof, SPOT may be deemed the beneficial owner of 921,915 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.
(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 921,915 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 921,915 shares of Common Stock.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 10 of 14 Pages

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 132,897 shares of Common Stock.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 132,897 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 132,897 shares of Common Stock

(iii)	CSO:
	(a)	As of the date hereof, CSO may be deemed the beneficial owner of 0 shares of Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(iv)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 189,095 shares of Common Stock.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 189,095 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 189,095 shares of Common Stock

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 189,095 shares of Common Stock.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 189,095 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 189,095 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,243,907 shares of Common Stock.
Percentage: Approximately 4.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,243,907 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,243,907 shares of Common Stock

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,243,907 shares of Common Stock.
Percentage: Approximately 4.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,243,907 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,243,907 shares of Common Stock

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 11 of 14 Pages

(b) By virtue of investment management agreements with SPOT, CMAG, CSO and CREL, its ownership of CRO, and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 0 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,243,907 shares of Common Stock beneficially owned by SPOT, CMAG, CSO, CREL and CASF. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) August 13, 2013.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Clinton is currently a party to option contracts on 1,471,200 shares of Common Stock with exercise dates ranging from July 20, 2013 to September 21, 2013 and strike prices ranging from $7.50 to $14.00.

Other than as previously reported in the Schedule 13D and the options, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 13 of 14 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 25400B108	SCHEDULE 13D/A	Page 14 of 14 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person since the filing of Amendment No. 3. As of the date of this Amendment No. 4, SPOT, CMAG and CREL are the only Reporting Persons that directly own Common Stock. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/2/2013	2,500	7.4798
7/2/2013	14,699	7.529
7/2/2013	8,925	7.5168
7/5/2013	2,500	7.4312
7/8/2013	22,500	7.7149
7/9/2013	2,500	7.77
7/9/2013	25,505	7.6313
7/9/2013	11,250	7.6427
7/10/2013	800	7.7091
7/10/2013	9,200	7.7091
7/10/2013	(800)	7.7431
7/10/2013	10,000	7.73
7/11/2013	5,000	7.7787
7/19/2013	(242,900)	7.5
8/5/2013	15,000	7.8918
8/6/2013	2,500	7.8726
8/6/2013	30,000	7.9716
8/6/2013	10,000	7.7704
8/7/2013	12,500	10.2311
8/7/2013	(6,750)	9.187
8/7/2013	34,250	9.6648
8/7/2013	(32,500)	9.28
8/7/2013	(24,800)	7.5
8/8/2013	(26,000)	7.5
8/12/2013	5,000	10.58
8/12/2013	10,000	10.558
8/12/2013	(15,700)	7.5
8/12/2013	(7,500)	7.5
8/13/2013	(112,500)	13.516

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/5/2013	1,750	7.4312
7/8/2013	15,749	7.7149
7/9/2013	1,750	7.77
7/9/2013	19,837	7.6313
7/9/2013	8,750	7.6427
7/10/2013	6,900	7.7091
7/10/2013	600	7.7091
7/10/2013	(600)	7.7431
7/10/2013	7,000	7.73
7/11/2013	3,500	7.7787
7/19/2013	(189,300)	7.5
8/6/2013	2,500	7.8726
8/6/2013	30,000	7.9716
8/6/2013	10,000	7.7704
8/7/2013	7,500	10.2311
8/7/2013	(4,050)	9.187
8/7/2013	20,550	9.6648
8/7/2013	(19,500)	9.28
8/13/2013	(617,500)	13.516
8/13/2013	(41,300)	13.7359

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/2/2013	5,000	7.4798
7/2/2013	27,301	7.529
7/2/2013	16,575	7.5168
7/5/2013	750	7.4312
7/8/2013	6,751	7.7149
7/9/2013	750	7.77
7/9/2013	8,501	7.6313
7/9/2013	3,750	7.6427
7/10/2013	400	7.7091
7/10/2013	4,600	7.7091
7/10/2013	(400)	7.7431
7/10/2013	3,000	7.73
7/11/2013	1,500	7.7787
7/19/2013	(48,800)	7.5
8/7/2013	5,000	10.2311
8/7/2013	(2,700)	9.187
8/7/2013	13,700	9.6648
8/7/2013	(13,000)	9.28
8/9/2013	(300)	7.5
8/13/2013	(100,000)	13.516